KW 3/13/14

[redacted]

14046969

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 28 2014
Washington DC 404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JVB Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1825 NW Corporate Blvd., Suite 100
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Dobie 215-701-9678
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market St., Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/24/14

OATH OR AFFIRMATION

I, Robert D. Dobie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JVB Financial Group, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CFO
Title

[signature]
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
THERESA COGER, Notary Public
City of Philadelphia, Phila. County
My Commission Expires August 27, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements Pursuant to Rule 17a-5 of the SEC and Report of Independent Registered Public Accounting Firm

JVB Financial Group, LLC (a wholly owned subsidiary of JVB Financial Holdings, LLC)

December 31, 2013

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
JVB Financial Group, LLC

We have audited the accompanying financial statements of JVB Financial Group, LLC (a Florida Limited Liability Company) (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the

reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JVB Financial Group, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule 1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 27, 2014

JVB Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Holdings, LLC)
Statement of Financial Condition
December 31, 2013
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	899
Receivables from brokers, dealers, and clearing agencies		100
Investments - trading		57,289
Other assets		878
Total assets	$	59,166
Total liabilities and member's equity		
Accounts payable and other liabilities	$	463
Payables to brokers, dealers, and clearing agencies		25,305
Accrued compensation		1,319
Due to related party		1,041
Trading securities sold, not yet purchased		18,595
Total liabilities		46,723
Member's equity		12,443
Total member's equity		12,443
Total liabilities and member's equity	$	59,166

See accompanying notes to the financial statements.

JVB Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Holdings, LLC)
Statement of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

Revenues		
Net trading	$	14,089
Total revenues		14,089
Operating expenses		
Compensation and benefits		11,678
Business development, occupancy, and equipment		673
Subscriptions, clearing, and execution		3,124
Professional fees and other operating		1,007
Total operating expenses		16,482
Net loss	$	(2,393)

See accompanying notes to the financial statements.

JVB Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Holdings, LLC)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013
(Dollars in thousands)

		Member's equity
Balance at January 1, 2013	$	14,836
Net loss		(2,393)
Balance at December 31, 2013	$	12,443

See accompanying notes to the financial statements.

JVB Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Holdings, LLC)
Statement of Cash Flows
For the Year Ended December 31, 2013
(Dollars in thousands)

Cash flows from operating activities		
Net loss	$	(2,393)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in investments-trading, net		(3,161)
Increase in trading securities sold, not yet purchased, net		12,259
Change in receivables from / payables to brokers, dealers, and clearing agencies, net		(6,294)
Change in receivables from / payables to related parties, net		938
Increase in other assets		(338)
Increase in accounts payable and other liabilities		254
Decrease in accrued compensation		(529)
Net cash provided by operating activities		736
Net increase in cash and cash equivalents		736
Cash and cash equivalents at the beginning of the year		163
Cash and cash equivalents at the end of the year	$	899

See accompanying notes to the financial statements.

1. COMPANY AND FORMATION

JVB Financial Group, LLC (the "Company" or "JVB") is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is a Florida Limited Liability Company that is a wholly owned subsidiary of JVB Financial Holdings, LLC ("JVB Holdings"). JVB Holdings is a wholly owned subsidiary of IFMI, LLC (the "Operating LLC"), which is a majority owned subsidiary of Institutional Financial Markets, Inc. ("IFMI").

The Company provides trade execution to broker dealers, and institutions and specializes in the following products: high grade corporate bonds, high yield corporate bonds, municipal bonds, asset backed securities, mortgage backed securities, collateralized mortgage obligations, exchange traded funds, certificates of deposit, commercial mortgage backed securities, residential mortgage backed securities, U.S. government bonds, U.S. government agency securities, whole loans, and other structured financial instruments.

All customer accounts are held and cleared through Pershing LLC, a subsidiary of The Bank of New York.

2. BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company has evaluated subsequent events through the date and the time the financial statements were available to be issued on February 27, 2014. See note 18 for discussion of material subsequent events.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. *Use of Estimates*

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. *Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and short term, highly liquid investments that have maturities of three months or less. The Company maintains deposits in federally insured financial institutions in excess of federally insured ("FDIC") limits and in institutions in which deposits are not insured. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held.

(Dollars in thousands)

C. *Receivables from and Payables to Brokers, Dealers and Clearing Agencies*

The Company clears all of its securities transactions with Pershing, LLC.

Receivables from brokers, dealers and clearing agencies consist of the following: (i) deposits with the Company's clearing broker, to support the Company's securities trading activities and (ii) net settlement receivables for securities sold and trades made with various counterparties that had not settled at December 31, 2013. The receivables are short term in nature.

Payables to brokers, dealers and clearing agencies consist of the margin payable with the Company's clearing broker. These payables are short term in nature. As of December 31, 2013, the interest rate on the margin balances was 1.95%. See note 4.

D. *Financial Instruments*

The Company accounts for its investment securities at fair value under various accounting literature including Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments – Debt and Equity Securities* ("FASB ASC 320"), pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, *Financial Instruments* ("FASB ASC 825").

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines fair value using the fair value measurement provisions included in FASB ASC 820, *Fair Value Measurements and Disclosures* ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("Level 1, 2 and 3"). See notes 5, 6, and 7 for additional information regarding FASB ASC 820.

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sale securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are recorded in the statement of operations. For available for sale securities, only realized gains and losses are recognized in the statement of operations while unrealized gains and losses are recognized as a component of other comprehensive income in the statement of changes in member's equity.

In the period presented, all securities were classified as trading. No securities were classified as held to maturity or available for sale. For the period presented, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the statement of operations.

All securities that are classified as trading are included in investments-trading. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, valuations provided by pricing services or, when independent broker quotations or pricing service valuations are

unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Investments-trading

Unrealized and realized gains and losses on securities classified as investments-trading are recorded in net trading in the statements of operations. See notes 5, 6 and 7.

Trading Securities Sold, Not Yet Purchased

Trading securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. Unrealized and realized gains and losses on trading securities sold, not yet purchased are recorded in net trading in the statement of operations. See notes 5, 6 and 7.

E. *Derivative Financial Instruments*

FASB ASC 815, *Derivatives and Hedging* ("FASB ASC 815"), provides for optional hedge accounting. When a derivative is deemed to be a cash flow hedge and certain documentation and effectiveness testing requirements are met, reporting entities are allowed to record all or a portion of the change in the fair value of a designated hedge as an adjustment to other comprehensive income ("OCI") rather than as a gain or loss in the statements of operations. To date, the Company has not designated any derivatives as hedges under the provisions included in FASB ASC 815.

Derivative financial instruments are recorded at fair value in the statement of financial condition and are included within investments-trading and trading securities sold, not yet purchased.

The Company may, from time to time, enter into derivatives to manage its risk exposures arising from the Company's facilitation of mortgage-backed trading. Derivatives entered into by the Company, from time to time, may include purchase and sale agreements of "to-be-announced" securities ("TBAs"). TBAs are forward mortgage-backed securities whose collateral remain "to be announced" until just prior to the trade settlement. TBAs are accounted for as derivatives under FASB ASC 815 when either of the following conditions exists: (i) when settlement of the TBA trade is not expected to occur at the next regular settlement date (which is typically the next month) or (ii) a mechanism exists to settle the contract on a net basis. Otherwise, TBAs are recorded as a standard security trade. The settlement of these transactions is not expected to have a material effect on the Company's financial statements.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. Realized and unrealized gains and losses are recognized in net trading in the Company's statement of operations on a trade date basis. See note 7.

F. *Revenue Recognition*

Net trading: Net trading includes: (i) all gains, losses, and income (interest and dividend) from securities classified as investments-trading and trading securities sold, not yet purchased in the statement of financial condition; and (ii) commissions and riskless trading profits. Riskless principal trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions are recognized on a trade date basis. The investments classified as trading are carried at fair value. Net trading is reduced by interest expense which is directly incurred to purchase income generating assets related to trading activities. Such interest expense is recorded on an accrual basis.

G. *Due to/from Related Parties*

The Company periodically receives advances from or advances money to JVB Holdings, the Operating LLC and other related parties. Advances to and from related parties are made on an interest free basis. The Company nets amounts due to or from each related party. Net advances to a related party are shown as a component of due from related parties and net advances from a related party are shown as a component of due to related parties in the statement of financial condition.

H. *Fair Value of Financial Instruments*

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates, and, therefore, these estimates may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Refer to note 6 for a discussion of the fair value hierarchy.

Cash and cash equivalents: Cash is carried at historical cost which is assumed to approximate fair value. The estimated fair value measurement of cash and cash equivalents is generally classified within Level 1 of the valuation hierarchy.

Investments-trading: These amounts are carried at fair value. The fair value is based on either quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available.

Trading securities sold, not yet purchased: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available.

Derivatives: These amounts are carried at fair value. Derivatives are included as a component of investments-trading and trading securities sold, not yet purchased. See notes 6 and 7. The fair value is based on quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available.

(Dollars in thousands)

I. *Recently Adopted Accounting Standards*

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-11, Balance Sheet (Topic 210): *Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11"), which requires companies to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on a company's financial position. The amendments require enhanced disclosures by requiring improved information about financial statements and derivative instruments that are either (1) offset in accordance with current literature, or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current literature. ASU 2011-11 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013, and interim periods within those annual periods. In January 2013, the FASB issued ASU No. 2013-01, Balance Sheet (Topic 210): *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities* ("ASU 2013-01"), which clarifies that the scope of the intended disclosures required by ASU 2011-11 applies to derivatives accounted for in accordance with Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. ASU 2013-01 is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013. An entity is required to provide the disclosures retrospectively for all comparative periods presented. The Company's adoption of the provisions of ASU 2011-11 and ASU 2013-01 effective January 1, 2013 did not have an effect on the Company's financial position, results of operations, or cash flows since the repurchase agreements, receivables under resale agreements and derivatives that it may hold are not subject to an enforceable master netting arrangement or similar agreement.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING AGENCIES

Amounts receivable from brokers, dealers, and clearing agencies consist of the following:

Receivables from Brokers, Dealers, and Clearing Agencies (Dollars in Thousands)		
		December 31, 2013
Clearing depostis with brokers	$	100
	$	100

Amounts payable to brokers, dealers, and clearing agencies consist of the following:

Payables to Brokers, Dealers, and Clearing Agencies (Dollars in Thousands)		
		December 31, 2013
Unsettled regular way trades	$	7,058
Margin payable		18,247
	$	25,305

Securities transactions are recorded on a trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers, and clearing agencies on the Company's statement of financial condition. The Company incurred interest on margin payable of $240 for the year ended December 31, 2013.

5. FINANCIAL INSTRUMENTS

Investments-Trading

The following table provides a detail of the investments classified as investments-trading as of December 31, 2013:

Investments - trading (Dollars in Thousands)	
Security Type	Carrying Value
U.S. government agency mortgage-backed securities and collateralized mortgage obligations	$ 7,060
U.S. government agency debt securities	32,214
Residential mortgage-backed securities	1,584
Interests in securitizations	268
Corporate bonds and redeemable preferred stock	9,939
Foreign government bonds	88
Municipal bonds	4,536
Exchange Traded Funds	6
Certificates of deposit	1,594
Total	$ 57,289

Trading Securities Sold, Not Yet Purchased

The following table provides detail of trading securities sold, not yet purchased as of December 31, 2013:

Trading securities sold, not yet purchased (Dollars in Thousands)	
Security Type	Carrying Value
U.S. government agency mortgage-backed securities	$ 56
U.S. Treasury securities	10,410
Corporate bonds	7,491
Foreign government bonds	26
Municipal bonds	88
Certificates of deposit	524
Total	$ 18,595

The Company may manage its exposure to changes in interest rates for the interest rate sensitive securities it holds by entering into offsetting short positions for similar fixed rate securities.

The Company included the change in unrealized losses in the amount of $179 in net trading revenue for the year ended December 31, 2013.

6. FAIR VALUE DISCLOSURES

Fair Value Measurements

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the hierarchy under FASB ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.
5. Values provided by independent pricing services.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the Level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g. changes in market interest rates) and unobservable (e.g. changes in unobservable long-dated volatilities) inputs.

A review of the fair value hierarchy classifications is conducted on an annual basis. Changes in the type of inputs may result in a reclassification for certain financial assets or liabilities. There were no transfers between any levels of the fair value hierarchy during the year ended December 31, 2013.

The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2013, and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

Fair Value Hierarchy
Investments - trading
(Dollars in Thousands)

Type	Level 1	Level 2	Level 3	Total
U.S. government agency mortgage-backed securities and collateralized mortgage obligations	$ -	$ 7,060	$ -	$ 7,060
U.S. government agency debt securities	45	32,169	-	32,214
Residential mortgage-backed securities	-	1,584	-	1,584
Interests in securitizations	-	268	-	268
Corporate bonds and redeemable preferred stock	-	9,939	-	9,939
Foreign government bonds	-	88	-	88
Municipal bonds	-	4,536	-	4,536
Exchange Traded Funds	6	-	-	6
Certificates of deposit	-	1,594	-	1,594
	$ 51	$ 57,238	$ -	$ 57,289

Fair Value Hierarchy
Trading securities sold, not yet purchased
(Dollars in Thousands)

Type	Level 1	Level 2	Level 3	Total
U.S. government agency mortgage-backed securities	$ -	$ 56	$ -	$ 56
U.S. Treasury securities	10,410	-	-	10,410
Corporate bonds	-	7,491	-	7,491
Foreign government bonds	-	26	-	26
Municipal bonds	-	88	-	88
Certificates of deposit	-	524	-	524
	$ 10,410	$ 8,185	$ -	$ 18,595

The following provides a brief description of the types of financial instruments the Company holds, the methodology for estimating fair value, and the level within the hierarchy of the estimate. The discussion that follows applies regardless of whether the instrument is included in investments-trading or trading securities sold, not yet purchased.

U.S. Government Agency Mortgage-Backed Securities and Collateralized Mortgage Obligations: These are securities which are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. This is considered a Level 2 valuation in the hierarchy. In instances where the securities are either new issuances or experience illiquidity, such as collateralized mortgage obligations, more specifically agency inverse interest-only securities, principal only, and fixed interest only among others, the Company may use its own internal valuation models, which are based on an income approach. In some cases, the new issuances are senior in nature or fairly liquid, however due to the fact it is a new issuance, it is difficult to obtain third party pricing and the Company uses internal models to determine the fair value. In these cases, the Company will classify such an issuance as Level 3 within the hierarchy until it is able to obtain third party pricing. Fair values based on internal valuation models prepared by the Company's management are generally classified within Level 3 of the valuation hierarchy. In general, the fair values of U.S. government agency, and mortgage-backed securities and collateralized mortgage obligations which are classified as level 3 are determined primarily using discounted cash flow and option adjusted spread methodologies. Key inputs to these models are interest rates and prepayment rates. Attributes of the underlying mortgage loans, in the case of collateralized mortgage obligations, that affect the pricing inputs include, but are not limited to, weighted average coupon; average and maximum loan size; loan-to-value ratios; credit scores; documentation type; geographic location; weighted average loan age; originators; servicers; and historical prepayment. Yield curves used in the discounted cash flow models are based on observed market prices for comparable securities and published interest rate data to estimate market yields.

U.S. Government Agency Debt Securities: Callable and non-callable U.S. government agency debt securities are measured primarily based on quoted market prices obtained from third party pricing services. Non-callable U.S. government agency debt securities are generally classified within Level 1 of the fair value hierarchy and callable U.S. government agency debt securities are classified within Level 2.

Residential Mortgage-Backed Securities: The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. These quotes generally represent indicative levels at which a party may be willing to enter into a transaction. The Company generally classifies the fair value of these securities within Level 2 of the valuation hierarchy. In instances where the Company is unable to obtain a reliable market price quotation from the third party pricing services and there are not substantially similar securities that trade frequently as the securities held in trading inventory, the Company determines the fair value of those securities by using its own internal valuation models, which are based on an income approach. Fair values based on internal valuation models prepared by the Company's management are generally classified within Level 3 of the valuation hierarchy. Information utilized in the Company's internal valuation models include the security's credit rating, coupon rate, estimated prepayment speeds, expected weighted average life,

collateral composition, estimated future interest rates, expected credit losses, credit enhancement, and recently executed transactions.

Interests in Securitizations: Interests in securitizations may be comprised of CDOs, CLOs, and ABS, which may include, but are not limited to, securities backed by auto loans, credit card receivables, or student loans. Where the Company is able to obtain independent market quotations from at least two broker-dealers and where a price within the range of at least two broker-dealers is used or market price quotations from third party pricing services is used, interests in securitizations will generally be classified as level 2 of the valuation hierarchy. These valuations are based on a market approach. The independent market quotations from broker-dealers are generally nonbinding. The Company seeks quotations from broker-dealers that historically have actively traded, monitored, issued, and been knowledgeable about interests in securitizations. The Company generally believes that to the extent (1) it receives two quotations in a similar range from broker-dealers knowledgeable about interests in securitizations, and (2) the Company believes the broker-dealers gather and utilize observable market information such as new issue activity in the primary market, trading activity in the secondary market, credit spreads versus historical levels, bid-ask spreads, and price consensus among market participants and sources, then classification as level 2 of the valuation hierarchy is appropriate. In the absence of two broker-dealer market quotations, a single broker-dealer market quotation may be used without corroboration of the quote in which case the Company generally classifies the fair value within level 3 of the valuation hierarchy.

If quotations are unavailable, prices observed by the Company for recently executed market transactions may be used or valuation models prepared by the Company's management may be used, which are based on an income approach. These models prepared by the Company's management include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Fair values based on internal valuation models prepared by the Company's management are generally classified within level 3 of the valuation hierarchy.

Establishing fair value is inherently subjective given the volatile and sometimes illiquid markets for certain interests in securitizations and requires management to make a number of assumptions, including assumptions about the future of interest rates, discount rates and the timing of cash flows. The assumptions the Company applies are specific to each security. Although the Company may rely on internal calculations to compute the fair value of certain interest in securitizations, the Company requests and considers indications of fair value from third party pricing services to assist in the valuation process.

U.S. Treasury Securities: U.S. Treasury securities include U.S. Treasury bonds and the fair values of the U.S. Treasury securities that are based on quoted prices in active markets. Valuation adjustments are not applied. The Company classifies the fair value of these securities within Level 1 of the valuation hierarchy.

Corporate Bonds, Redeemable Preferred Stock, and Foreign Government Bonds: The Company uses recently executed transactions or third party quotations from independent pricing services to arrive at the fair value of its investments in corporate bonds. These valuations are based on a market approach. The Company generally classifies the fair value of these bonds within Level 2 of the valuation hierarchy.

Municipal Bonds: Municipal bonds which include obligations of U.S. states, municipalities and political subdivisions primarily include bonds or notes issued by U.S. municipalities. The Company generally values these securities using third party quotations such as market price quotations from third party pricing services. The Company generally classifies the fair value of these bonds within Level 2 of the valuation hierarchy. The valuations are based on a market approach. In instances where the Company is unable to obtain reliable market price quotations from third party pricing services, the Company will use its own valuation models. In these cases, the Company will classify such securities as Level 3 within the hierarchy until it is able to obtain third party pricing.

Exchange Traded Funds: Exchange traded funds are investment funds that trade in active markets, similar to public company stocks. The fair value of exchange traded funds are based on quoted prices in active markets. Valuation adjustments are not applied. The Company classifies the fair value of these securities in levels 1 of the valuation hierarchy.

Certificates of Deposit: The fair value of certificates of deposit is estimated using valuations provided by third-party pricing services. Certificates of deposit are generally recognized in Level 2 of the fair value hierarchy. However, in instances where the certificates of deposit are new issuances, or the payments of certificate of deposits are linked to an index, it may be difficult to obtain third party pricing and, in these cases, the Company uses internal models to determine fair value and the fair value is generally classified within Level 3 of the valuation hierarchy.

Derivatives: The Company accounts for TBAs as derivatives. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. TBAs are generally classified within Level 2 of the fair value hierarchy. If there is limited transaction activity or less transparency to observe market based inputs to value models, TBAs are classified in Level 3 of the fair value hierarchy. U.S. government agency mortgage-backed securities and collateralized mortgage obligations include TBAs. Unrealized gains on TBAs are included in investments-trading on the Company's statement of financial condition and unrealized losses on TBAs are included in trading securities sold, not yet purchased on the Company's statement of financial condition. See note 7.

The Company had no level 3 valuations as of December 31, 2013 or 2012.

7. DERIVATIVE FINANCIAL INSTRUMENTS

See note 3-E for a discussion of the Company's accounting policy on derivative financial instruments.

The Company may, from time to time, enter into the following derivative instruments:

TBAs

The Company trades U.S. Government agency obligations. In connection with these activities, the Company may be required to maintain inventory in order to facilitate customer transactions. In order to mitigate exposure to market risk, the Company enters in to the purchase and sale of TBAs. The Company carries the TBAs at fair value

and includes them as a component of investments–trading or trading securities sold, not yet purchased in the Company's statement of financial condition.

At December 31, 2013, the Company had $6,100 of open TBA sale agreements. As of December 31, 2013, $17 of unrealized gain and $1 of unrealized loss related to these agreements is included as a component of investments-trading and securities sold, not yet purchased respectively. For the year ended December 31, 2013, $292 is included as a component of net trading revenue related to TBA contracts during the year.

8. OTHER ASSETS

Other assets consist of the following at December 31, 2013

Other Assets
(Dollars in Thousands)

Furniture, equipment, and leasehold improvements, net	$ 457
Prepaid expenses	212
Interest and dividends receivable, net	107
Security deposits	102
	$ 878

Furniture, equipment, and leasehold improvements, net consists of:

Furniture, Equipment, and Leasehold Improvements, Net
(Dollars in Thousands)

	Useful Lives	December 31, 2013
Furniture and equipment	3-5 years	$ 382
Leasehold improvements	8 years	135
		517
Accumulated depreciation		(60)
Furniture, equipment, and leasehold improvements, net		$ 457

Depreciation expense was $52 for the year ended December 31, 2013 and is included as a component of business development, occupancy, and equipment in the statement of operations.

(Dollars in thousands)

9. ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities consist of accounts payable, accrued expense, and other liabilities incurred that are of a routine and short term nature.

10. ACCRUED COMPENSATION

Accrued compensation consists of salary and bonus expense incurred by the Company for services provided by the Company's employees.

11. RETIREMENT PLAN

The Operating LLC maintains a 401(k) savings plan covering substantially all of its employees, including those working on the operations of the Company. During 2013, the Operating LLC matched 50% of employee contributions for all participants not to exceed 3% of their salary. Contributions made to the plan on behalf of the Company were $178 for the year ended December 31, 2013.

12. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes and incurs no entity level taxes.

No federal or state taxes have been provided on profits of the Company since the member is individually liable for the taxes on its share of the Company's income or loss. In accordance with U.S. GAAP, the Company has defined the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the applicable taxing authority and requires measurement of a tax position meeting the "more likely than not" threshold, based on the largest benefit that is more than 50 percent likely to be realized. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a tax benefit or expense in the current year. As of and during the year ended December 31, 2013, the Company did not have a liability for any unrecognized tax amounts. However, management's conclusions concerning its determination of "more likely than not" tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance and ongoing analyses of and changes to tax laws, regulations and interpretations thereof. If applicable, the Company recognizes interest accrued to unrecognized tax benefits in interest expense and penalties in other expenses on the statement of operations. During the year, the Company did not incur any interest or penalties.

13. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $188 as of December 31, 2013. As of December 31, 2013, the Company's net capital was $7,470 which exceeds the minimum requirements by $7,282.

(Dollars in thousands)

14. RESERVE REQUIREMENTS

As of December 31, 2013, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplementary information of this report.

15. COMMITMENTS AND CONTINGENCIES

The Company has an agreement with Pershing, LLC whereby Pershing, LLC acts as the clearing broker for the Company. Under this agreement, the Company is required to maintain a minimum $100 deposit throughout the life of the contract.

Indemnifications

The Company with its clearing agent Pershing, LLC has a reciprocal indemnification agreement which holds the Company harmless against any losses, claims, liabilities or expenses including without limitation those asserted by its customers if any employee or agent of Pershing, LLC has acted improperly.

Contingencies

From time to time, the Company may be named as a defendant in various legal actions, arbitration claims, and other litigation arising in connection with the conduct of its business activities.

In accordance with FASB ASC 450-20 (Loss Contingencies), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of any open matters as of the date of this report will not have a material adverse effect on the financial condition of the Company.

Operating Leases

The Company leases offices in several cities under agreements that expire prior in 2021 or prior. Future minimum commitments under these operating leases are as follows:

Future lease commitments (Dollars in Thousands)	
	Lease Commitment
2014	$ 334
2015	342
2016	348
2017	353
2018	350
Thereafter	749
	$ 2,476

Rent expense for the year ended December 31, 2013 was $253 and was recorded as a component of business development, occupancy, and equipment in the statement of operations.

16. RELATED PARTY TRANSACTIONS

The Company has identified the following related party transactions for the year ended December 31, 2013. The transactions are listed by related party.

A. The Operating LLC

The Operating LLC and IFMI issued share based compensation to certain employees of the Company. The Company incurred $819 of expense related to this arrangement and reimbursed the Operating LLC. See note 10. Also, the Operating LLC will advance funds to the Company for the settlement of routine payables. These amounts are short term in nature. As of December 31, 2013, the Operating LLC had advanced the Company $1,041 under this arrangement. This is included as due to related party in the statement of financial condition.

B. Other Entities

C&Co/PrinceRidge, LLC ("PrinceRidge") is a related party because it is a wholly owned subsidiary of the Operating LLC. From time to time, the Company may engage in trading activity with PrinceRidge. These activities are of a routine nature and any income or loss from these transactions is included as a component of net trading in the statement of operations. See Note 18.

17. CONCENTRATION OF CREDIT RISK

As of December 31, 2013, the Company held all of its cash and cash equivalents with Wells Fargo bank. From time to time, the balances may exceed federally insured limits. If this institution failed under their obligation as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. With respect to the Company's investments in securities, until these securities are sold or mature, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when they come due.

Any default, bankruptcy, or reorganization of the Company's clearing broker (see note 3-C) could have a substantial negative impact on the Company as the Company clears all trades through these entities. These entities hold the Company's securities account as well as accounts on behalf of all the Company's customers.

18. SUBSEQUENT EVENTS

Effective January 31, 2014, the Company merged with PrinceRidge. PrinceRidge is a fixed income broker dealer that is owned by the Operating LLC. PrinceRidge is the surviving legal entity of this merger. However, PrinceRidge will change its name to J.V.B. Financial Group, LLC and will operate under that name going forward. Because both the Company and PrinceRidge are ultimately controlled by the same entities: the Operating LLC and IFMI; this merger will be accounted for as a combination of entities under common control.

SUPPLEMENTARY INFORMATION

JVB Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Holdings, LLC)
SUPPLEMENTARY INFORMATION
December 31, 2013
(Dollars in thousands)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule 1

Net Capital Calculation		
Net Capital		
Member's Capital		$ 12,443
Deductions		
Non allowable assets		771
Tentative net capital		11,672
Haircuts on investments		4,202
Undue concentration		-
Total Deductions		4,202
Net Capital		7,470
Total liabilities per balance sheet	$ 46,723	
Less: payables to brokers, dealers, and clearing agencies	(25,305)	
Less: securities sold, not yet purchased	(18,595)	
Aggregate indebtedness	$ 2,823	
Net capital ratio	6.67%	
Minimum net capital required		188
Excess net capital		$ 7,282
Ratio of aggregate indebtedness to net capital		38%

Statement pursuant to paragraph (d)(4) of Rule 17a-5:

There are no material differences between the above computation of Net Capital under Rule 15c3-1 and the computation included in the unaudited FOCUS Report Part II of Form X-17A-5 as of December 31, 2013 filed by the Company on January 27, 2014.

Grant Thornton

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Board of Managers
JVB Financial Group, LLC

In planning and performing our audit of the financial statements of JVB Financial Group, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and for the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

Grant Thornton

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 27, 2014

Grant Thornton

Audit • Tax • Advisory
Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management of JVB Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by JVB Financial Group, LLC (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working paper supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 27, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052877 FINRA DEC
JVB FINANCIAL GROUP LLC 14*14
1825 NW CORPORATE BLVD STE 100
BOCA RATON FL 33431-8559

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Robert Dobie 215-701-9678

2. A. General Assessment (item 2e from page 2)		$ 30,800
B. Less payment made with SIPC-6 filed (exclude interest) — 9/23/13 Date Paid		(22,648)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		8,152
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		634
F. Total assessment balance and interest due (or overpayment carried forward)		$ 8,786
G. PAID WITH THIS FORM Check enclosed, payable to SIPC Total (must be same as F above)	$ 8,786	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

JVB Financial Group, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 27th day of February, 20 13

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,557,170
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,998
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	580,787
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	1,184,384
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 467,949	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	467,949
Total deductions	2,237,118
2d. SIPC Net Operating Revenues	$ 12,320,052
2e. General Assessment @ .0025	$ 30,800
	(to page 1, line 2.A.)